EXHIBIT 6.(g)

                                TRUEYOU.COM INC.
                               575 MADISON AVENUE
                            NEW YORK, NEW YORK 10022



                                                              February 1, 2001


United Network Marketing Services, Inc.
575 Madison Avenue
New York, New York 10022
Attn:  Kenneth Levy

Dear Ken:

     This letter confirms the terms of our agreement with respect to facility related services to be provided by TrueYou.com Inc. ("TrueYou" or "We") to United Network Marketing Services, Inc. ("UNMS" or "You"). TrueYou and UNMS agree as follows:

     Since January 1, 2001 we have made available to you an area of office space leased by TrueYou on the 7th floor of 575 Madison Ave., New York, New York. You agree that the space designated by TrueYou is sufficient for your current needs. We will continue to make such space available to you during the term of this Agreement. Any change in space proposed by us shall be subject to your approval, not to be unreasonable withheld. UNMS and TrueYou agree that files and records of UNMS will be kept separately from those of TrueYou, and TrueYou will not provide you any services with respect to their maintenance.

     We will provide at least one computer for your use. In addition, you may utilize our telephone system, photocopy and facsimile machines, and printer equipment. We have the right to bill you for such services if they become significant (as determined in our sole discretion). TrueYou will not provide you with any accounting or other similar overhead services. TrueYou shall not have any liability of any kind in connection with any of your equipment or other property maintained at our premises. UNMS should obtain appropriate insurance covering it against the loss thereof.


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United Network Marketing Services, Inc.
February 1, 2001
Page 2


     You will pay us rent of $500 a month commencing as of January 1, 2000. The initial term of this agreement shall terminate on December 31, 2001, subject, however, to the right of either party to terminate earlier upon 60 days' prior written notice. Rent is due on the first day of each month.

     If we mutually agree not to terminate this agreement after the one (1) year term, either of us may, thereafter, cancel this agreement upon thirty (30) days' notice to the other. If all charges have been paid by you, and your occupancy is terminated and you have vacated the space neither of us shall have any continuing obligation to the other thereafter.

     If the above accurately reflects the terms of our arrangements, please so indicate by signing the enclosed copy of this letter and returning the same to me.

                                            TRUEYOU.COM INC.


                                            By: /s/ Alan Gelband
                                               ---------------------------------
Agreed:

UNITED NETWORK MARKETING SERVICES, INC.

By: /s/ Ken Levy
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